

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 20, 2006

Mr. John O. Muse
Executive Vice President – Finance and Administration
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038

    Re: **Darling International Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        File No. 1-13323

Dear Mr. Muse:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          April Sifford
          Branch Chief